Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Notes	2014	2013	2014	2013

REVENUE
Oil sales, net of royalties	5	$76,040	$76,223	$154,406	$155,589
Finance revenue	6	85	183	182	229
Other revenue	7	9,250	—	9,250	—
		85,375	76,406	163,838	155,818

EXPENSES
Production and operating		19,025	17,529	38,603	32,061
General and administrative		6,844	6,319	13,852	13,419
Foreign exchange (gain) loss		3,121	(2,210)	11	(3,728)
Finance costs	6	1,858	2,212	3,750	4,414
Exploration		227	71	665	178
Depletion, depreciation and amortization		12,233	12,060	25,398	23,240
Unrealized (gain) loss on financial instruments	13	(1,993)	(9,098)	1,526	(12,088)
Impairment of exploration and evaluation assets		—	19,710	—	19,710
		41,315	46,593	83,805	77,206

Earnings before income taxes		44,060	29,813	80,033	78,612
Income tax expense (recovery) - current		18,103	21,042	37,997	44,116
- deferred		(242)	(1,626)	(855)	(779)
		17,861	19,416	37,142	43,337
NET EARNINGS AND COMPREHENSIVE
INCOME FOR THE PERIOD		$26,199	$10,397	$42,891	$35,275

Earnings per share	17
Basic		$0.35	$0.14	$0.57	$0.48
Diluted		$0.35	$—	$0.57	$0.26
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q2-2014	1

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	June 30, 2014	December 31, 2013

ASSETS
Current
Cash and cash equivalents	8	$110,057	$122,092
Accounts receivable		182,724	148,284
Prepaids and other		10,710	8,460
Product inventory	9	786	1,525
		304,277	280,361
Non-Current
Restricted cash		1,547	1,546
Deferred financing costs	12	2,123	2,678
Intangible exploration and evaluation assets	10	92,619	89,991
Property and equipment
Petroleum properties	11	292,463	288,756
Other assets	11	4,650	4,288
Goodwill		8,180	8,180
		$705,859	$675,800

LIABILITIES
Current
Accounts payable and accrued liabilities		$32,753	$38,392
		32,753	38,392
Non-Current
Convertible debentures	13	88,814	87,539
Deferred taxes		48,008	48,863
Other long-term liabilities		760	816
		170,335	175,610

SHAREHOLDERS' EQUITY
Share capital	15	162,723	160,561
Contributed surplus		17,202	15,692
Retained earnings		355,599	323,937
		535,524	500,190
		$705,859	$675,800
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
Director	Director

2	Q2-2014

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Notes	2014	2013	2014	2013

Share Capital
Balance, beginning of period		$161,531	$159,259	$160,561	$158,721
Stock options exercised		890	104	1,606	500
Transfer from contributed surplus on exercise of options		302	38	556	180
Balance, end of period		$162,723	$159,401	$162,723	$159,401

Contributed Surplus
Balance, beginning of period		$16,310	$12,879	$15,692	$11,714
Stock-based compensation expense	16	1,194	1,503	2,066	2,810
Transfer to share capital on exercise of options		(302)	(38)	(556)	(180)
Balance, end of period		$17,202	$14,344	$17,202	$14,344

Retained Earnings
Balance, beginning of period		$340,629	$290,303	$323,937	$265,425
Net earnings and total comprehensive income		26,199	10,397	42,891	35,275
Dividends	18	(11,229)	—	(11,229)	—
Balance, end of period		$355,599	$300,700	$355,599	$300,700
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q2-2014	3

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Notes	2014	2013	2014	2013
CASH FLOWS RELATED TO THE FOLLOWING
ACTIVITIES:

OPERATING
Net earnings for the period		$26,199	$10,397	$42,891	$35,275
Adjustments for:
Depletion, depreciation and amortization		12,233	12,060	25,398	23,240
Deferred lease inducement		113	113	218	228
Impairment of exploration and evaluation costs		—	19,710	—	19,710
Stock-based compensation		1,894	1,284	2,728	2,562
Finance costs	6	1,858	2,212	3,750	4,414
Income tax expense		17,861	19,416	37,142	43,337
Unrealized (gain) loss on financial instruments	13	(1,993)	(9,098)	1,526	(12,088)
Unrealized (gain) loss on foreign currency translation		3,123	(2,165)	16	(3,670)
Income taxes paid		(18,103)	(21,042)	(37,997)	(44,116)
Changes in non-cash working capital	20	(9,718)	(16,540)	(38,994)	(645)
Net cash generated by (used in) operating activities		33,467	16,347	36,678	68,247

INVESTING
Additions to intangible exploration and evaluation assets	10	(2,506)	(1,040)	(3,702)	(4,516)
Additions to petroleum properties	11	(14,183)	(18,229)	(27,263)	(32,906)
Additions to other assets	11	(801)	(26)	(890)	(66)
Changes in restricted cash		—	—	(1)	(1)
Changes in non-cash working capital	20	(2,854)	(4,624)	(2,539)	(5,517)
Net cash generated by (used in) investing activities		(20,344)	(23,919)	(34,395)	(43,006)

FINANCING
Issue of common shares for cash	15	890	104	1,606	500
Financing costs		—	(2,155)	—	(2,205)
Interest paid		(209)	(185)	(4,056)	(3,558)
Dividends paid	18	(11,229)	—	(11,229)	—
Increase (decrease) in other long-term liabilities		(140)	(141)	(270)	(285)
Net cash generated by (used in) financing activities		(10,688)	(2,377)	(13,949)	(5,548)
Currency translation differences relating to cash and cash equivalents		15	(796)	(369)	(1,232)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,450	(10,745)	(12,035)	18,461

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		107,607	112,180	122,092	82,974

CASH AND CASH EQUIVALENTS, END OF PERIOD		$110,057	$101,435	$110,057	$101,435
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

4	Q2-2014

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at June 30, 2014 and December 31, 2013 and for the periods ended June 30, 2014 and 2013
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective as of June 30, 2014. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2013 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on August 11, 2014.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year ended December 31, 2013, except for the new accounting policies described in Note 3.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents and convertible debentures that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.
3. CHANGES IN ACCOUNTING POLICIES
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRIC 21 (new) "Levies"
In May 2013, the IASB issued IFRIC 21, "Levies", which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.

Q2-2014	5

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	June 30, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$110,057	$110,057	$122,092	$122,092
Loans and receivables	184,271	184,271	149,830	149,830
Financial liabilities at fair value through profit or loss	88,814	88,814	87,539	87,539
Other liabilities	32,753	32,753	38,392	38,392
Assets and liabilities at June 30, 2014 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents and convertible debentures are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and convertible debentures are classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.
Credit risk
Credit risk is the risk of loss if the counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government. The political transition and resultant economic malaise in the country that began in 2011 combined with the Company's increased production during this period have resulted in irregular collection of accounts receivable from the Egyptian Government and generally a larger receivable balance, which has increased TransGlobe's credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables.

(000s)
Trade receivables at June 30, 2014
Neither impaired nor past due	$43,904
Impaired (net of valuation allowance)
Not impaired and past due in the following period:
Within 30 days	21,582
31-60 days	23,097
61-90 days	21,125
Over 90 days	73,016
In Egypt, the Company sold all of its 2014 and 2013 production to one purchaser. In Yemen, the Company sold all of its 2014 Block 32 production to one purchaser, and all of its 2013 Block 32 production to another purchaser. Block S-1 production was sold to one purchaser in 2014 and 2013. Management considers such transactions normal for the Company and the international oil industry in which it operates.
The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable Canadian and international banking institutions.
5. OIL REVENUE

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2014	2013	2014	2013
Oil sales	$144,208	$152,646	$297,348	$312,561
Less: Royalties	68,168	76,423	142,942	156,972
Oil sales, net of royalties	$76,040	$76,223	$154,406	$155,589

6	Q2-2014

6. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2014	2013	2014	2013
Interest expense	$1,579	$1,929	$3,195	$3,869
Amortization of deferred financing costs	279	283	555	545
Finance costs	$1,858	$2,212	$3,750	$4,414

7. OTHER REVENUE
On April 14, 2014, TransGlobe announced the termination of the arrangement agreement dated March 15, 2014 to merge with Caracal Energy Inc. (LSE:CRCL) ("Caracal") by way of an exchange of shares. Caracal advised TransGlobe that it had received an unsolicited cash offer to acquire all of the outstanding common shares of Caracal, and that the unsolicited offer constituted a "Superior Proposal" under the terms of the arrangement agreement. Accordingly, Caracal terminated the agreement and paid TransGlobe the reverse termination fee of $9.3 million in accordance with the terms of the agreement. The reverse termination fee has been presented as other revenue on the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income.

8. CASH AND CASH EQUIVALENTS

(000s)	June 30, 2014	December 31, 2013
Cash	$110,057	$82,051
Cash equivalents	—	40,041
	$110,057	$122,092
9. PRODUCT INVENTORY
Product inventory consists of crude oil held in storage, which is valued at the lower of cost or net realizable value. As determined on a concession by concession basis, cost is the Company's expenses related to the operation and depletion associated with the production of the crude oil that is held in storage.
10. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2013	$89,991
Additions	3,702
Transfers to petroleum properties	(1,074)
Balance at June 30, 2014	$92,619
11. PROPERTY AND EQUIPMENT

(000s)	Petroleum Properties	Other Assets	Total
Balance at December 31, 2013	$444,128	$10,821	$454,949
Additions	27,263	890	28,153
Transfers from exploration and evaluation assets	1,074	—	1,074
Balance at June 30, 2014	$472,465	$11,711	$484,176

Accumulated depletion, depreciation, amortization and impairment losses at	$155,372	$6,533	$161,905
December 31, 2013
Depletion, depreciation and amortization for the period	24,630	528	25,158
Balance at June 30, 2014	$180,002	$7,061	$187,063

Net Book Value
At December 31, 2013	$288,756	$4,288	$293,044
At June 30, 2014	$292,463	$4,650	$297,113

Q2-2014	7

12. LONG-TERM DEBT
The Company’s interest-bearing loans and borrowings are measured at amortized cost. As at June 30, 2014, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility, under which the Company has borrowing capacity of $100.0 million. The Borrowing Base Facility has a term that extends to December 31, 2017, and is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 5.0% to 5.5% and is dependent on the amount drawn. The Company incurs standby interest charges on amounts available but not drawn under the Borrowing Base Facility, which significantly impacts the effective interest rate in periods when there are small or no borrowings under the facility. The unutilized portion of the facility bears interest at 50% of the applicable margin. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
Deferred financing costs related to the Borrowing Base Facility have been presented as an asset on the Company's Condensed Consolidated Interim Balance Sheets as at June 30, 2014 and December 31, 2013 since there were no amounts drawn on the Borrowing Base Facility as at these dates. Deferred financing costs are amortized based on the borrowing capacity available in the Borrowing Base Facility.
13. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2013	$87,539
Fair value adjustment	1,526
Foreign exchange adjustment	(251)
Balance at June 30, 2014	$88,814
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$14.89 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.61 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at June 30, 2014 the convertible debentures were trading at a price of C$97.00 for a C$100.00 par value debenture. As a result, the Company has recognized a net expense of $1.5 million for the six months ended June 30, 2014.

14. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office, equipment and drilling rig leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million and a work commitment to drill 30 wells and acquire 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million and a work commitment to drill two wells, acquire 200 square kilometers of 3-D seismic and acquire 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million and a work commitment to drill four wells and acquire 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million and a work commitment to drill two wells and acquire 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2015.
In the normal course of its operations, the Company may be subject to litigation proceedings and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2014.

8	Q2-2014

15. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Six Months Ended		Year Ended
	June 30, 2014		December 31, 2013
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	74,600	$160,561	73,794	$158,721
Stock options exercised	332	1,606	806	372
Share-based compensation on exercise	—	556	—	1,468
Balance, end of period	74,932	$162,723	74,600	$160,561
16. SHARE-BASED PAYMENTS
Stock option plan
The Company operates a stock option plan to provide equity-settled share-based remuneration to directors, officers and employees. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the stock option plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Six Months Ended		Year Ended
	June 30, 2014		December 31, 2013
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	5,871	9.51	5,110	8.19
Granted	1,208	7.34	2,175	9.17
Exercised	(332)	5.30	(806)	3.50
Forfeited	(279)	10.96	(608)	5.59
Options outstanding, end of period	6,468	9.26	5,871	9.51
Options exercisable, end of period	3,405	9.71	2,621	8.80
Compensation expense of $2.1 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the six month period ended June 30, 2014 (2013 - $2.8 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually over a three-year period and expire five years after the grant date. During the six month period ended June 30, 2014, employees exercised 332,000 (2013 – 101,000) stock options. The fair value related to these options was $0.6 million, (2013 - $0.2 million) at time of grant and has been transferred from contributed surplus to share capital. As at June 30, 2014 and December 31, 2013, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
In May 2014, the Company implemented a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan. RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually over a three-year period, and all must be settled within 30 days of their respective vesting dates.
PSUs are similar to RSUs, except that the number of PSUs that ultimately vest is dependent on achieving certain performance targets and objectives as set by the board of directors. Depending on performance, vested PSUs can range between 50% and 150% of the original PSU grant. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.
DSUs are similar to RSUs, except that they become fully vested on the date of grant and may only be issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's board of directors.

Q2-2014	9

The number of RSUs, PSUs and DSUs outstanding as at June 30, 2014:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s, except per share amounts)	Units	Units	Units
Units outstanding, beginning of period	—	—	—
Granted	289	281	68
Forfeited	—	—	—
Units outstanding, end of period	289	281	68
Compensation expense of $0.7 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders' Equity during the six month period ended June 30, 2014 in respect of share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Condensed Consolidated Interim Balance Sheet. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.
Share appreciation rights plan
In addition to the Company’s stock option plan, the Company had issued share appreciation rights (“units”) under a share appreciation rights plan, which was cancelled effective January 30, 2014. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company and instead receives cash. Units granted under the share appreciation rights plan vested one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted had an expiry five years after the grant date. The following table summarizes information about the share appreciation rights outstanding and exercisable at the dates indicated:

	Six Months Ended		Year Ended
	June 30, 2014		December 31, 2013
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Units	Price (C$)	Units	Price (C$)
Units outstanding, beginning of period	70	5.62	153	7.80
Exercised	(60)	4.61	—	—
Forfeited	(10)	11.65	(83)	9.64
Units outstanding, end of period	—	—	70	5.62
Units exercisable, end of period	—	—	70	5.62
For the six month periods ended June 30, 2014 and June 30, 2013, immaterial compensation expense recoveries were recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income in respect of cash-settled share-based payment transactions.
17. PER SHARE AMOUNTS
The earnings used in the calculation of basic and diluted earnings per share are as follows:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2014	2013	2014	2013
Net earnings	$26,199	$10,397	$42,891	$35,275
Dilutive effect of convertible debentures	—	(10,580)	—	(14,031)
Diluted net earnings	$26,199	$(183)	$42,891	$21,244
In calculating the earnings per share, basic and diluted, the following weighted average shares were used:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2014	2013	2014	2013
Weighted average number of shares outstanding	74,826	73,884	74,732	73,845
Dilutive effect of stock options	831	1,987	936	1,775
Dilutive effect of convertible debentures	—	6,474	—	6,474
Weighted-average number of diluted shares outstanding	75,657	82,345	75,668	82,094

10	Q2-2014

In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and six month periods ended June 30, 2014, the Company excluded 4,466,700 and 4,201,700 stock options (2013 – 4,619,800 and 4,382,800, respectively) as their exercise price was greater than the average common share market price in the respective periods.
The convertible debentures are dilutive in any period in which earnings per share is reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures.
18. DIVIDENDS
On May 5, 2014, the Board of Directors declared a special dividend of $0.10 per common share and a quarterly dividend of $0.05 per common share, which were paid in cash on May 28, 2014 and June 30, 2014, respectively. On August 11, 2014, the Board of Directors declared a quarterly dividend of $0.05 per common share, which is payable in cash on September 30, 2014 to shareholders of record on September 15, 2014.

19. SEGMENTED INFORMATION
The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Egypt		Yemen		Total
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30		June 30		June 30
(000s)	2014	2013	2014	2013	2014	2013
Revenue
Oil sales, net of royalties	$146,242	$151,538	$8,164	$4,051	$154,406	$155,589
Finance revenue	5	134	—	3	5	137
Total segmented revenue	146,247	151,672	8,164	4,054	154,411	155,726

Segmented expenses
Production and operating	32,292	28,081	6,311	3,980	38,603	32,061
Depletion, depreciation and amortization	24,030	22,430	1,150	634	25,180	23,064
Income taxes – current	37,153	43,326	844	790	37,997	44,116
Income taxes – deferred	(1,913)	996	1,058	(1,775)	(855)	(779)
Impairment loss	—	19,710	—	—	—	19,710
Total segmented expenses	91,562	114,543	9,363	3,629	100,925	118,172

Segmented earnings	$54,685	$37,129	$(1,199)	$425	53,486	37,554

Non-segmented expenses (income)
Exploration					665	178
General and administrative					13,852	13,419
Foreign exchange (gain) loss					11	(3,728)
Depreciation and amortization					218	176
Unrealized loss on financial instruments					1,526	(12,088)
Other revenue					(9,250)	—
Finance revenue					(177)	(92)
Finance costs					3,750	4,414
Total non-segmented expenses					10,595	2,279

Net earnings for the period					$42,891	$35,275

Capital expenditures
Exploration and development	$30,445	$36,093	$984	$1,377	$31,429	$37,470
Corporate					426	18
Total capital expenditures					$31,855	$37,488

Q2-2014	11

	Egypt		Yemen		Total
	Three Months Ended		Three Months Ended		Three Months Ended
	June 30		June 30		June 30
(000s)	2014	2013	2014	2013	2014	2013
Revenue
Oil sales, net of royalties	$72,321	$73,693	$3,719	$2,530	$76,040	$76,223
Finance revenue	—	122	—	—	—	122
Total segmented revenue	72,321	73,815	3,719	2,530	76,040	76,345

Segmented expenses
Production and operating	15,985	15,350	3,040	2,179	19,025	17,529
Depletion, depreciation and amortization	11,660	11,540	448	432	12,108	11,972
Income taxes – current	17,718	20,536	385	506	18,103	21,042
Income taxes – deferred	(421)	(618)	179	(1,008)	(242)	(1,626)
Impairment loss	—	19,710	—	—	—	19,710
Total segmented expenses	44,942	66,518	4,052	2,109	48,994	68,627

Segmented earnings	$27,379	$7,297	$(333)	$421	27,046	7,718

Non-segmented expenses (income)
Exploration					227	71
General and administrative					6,844	6,319
Foreign exchange (gain) loss					3,121	(2,210)
Depreciation and amortization					125	88
Unrealized (gain) loss on financial instruments					(1,993)	(9,098)
Other revenue					(9,250)	—
Finance revenue					(85)	(61)
Finance costs					1,858	2,212
Total non-segmented expenses					847	(2,679)

Net earnings for the period					$26,199	$10,397

Capital expenditures
Exploration and development	$16,529	$18,405	$550	$882	$17,079	$19,287
Corporate					411	8
Total capital expenditures					$17,490	$19,295

12	Q2-2014

The carrying amounts of reportable segment assets and liabilities are as follows:

June 30, 2014
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$74,362	$18,257	$92,619
Property and equipment
Petroleum properties	259,276	33,187	292,463
Other assets	2,513	—	2,513
Goodwill	8,180	—	8,180
Other	195,243	2,207	197,450
Segmented assets	539,574	53,651	593,225
Non-segmented assets			112,634
Total assets			$705,859

Liabilities
Accounts payable and accrued liabilities	$24,722	$3,329	$28,051
Deferred taxes	38,978	9,030	48,008
Segmented liabilities	63,700	12,359	76,059
Non-segmented liabilities			94,276
Total liabilities			$170,335

December 31, 2013
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$72,295	$17,696	$89,991
Property and equipment
Petroleum properties	255,082	33,674	288,756
Other assets	2,359	—	2,359
Goodwill	8,180	—	8,180
Other	182,155	3,484	185,639
Segmented assets	520,071	54,854	574,925
Non-segmented assets			100,875
Total assets			$675,800

Liabilities
Accounts payable and accrued liabilities	$28,269	$2,939	$31,208
Deferred taxes	40,891	7,972	48,863
Segmented liabilities	69,160	10,911	80,071
Non-segmented liabilities			95,539
Total liabilities			$175,610

Q2-2014	13

20. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2014	2013	2014	2013
Operating activities
(Increase) decrease in current assets
Accounts receivable	$(8,688)	$(17,692)	$(34,440)	$(1,300)
Prepaids and other	355	(285)	(2,548)	14
Product inventory	2,238	326	499	—
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(3,623)	1,111	(2,505)	641
	$(9,718)	$(16,540)	$(38,994)	$(645)

Investing Activities
(Increase) decrease in current assets
Prepaids and other	$(66)	$(3,873)	$394	$(3,257)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(2,788)	(751)	(2,933)	(2,260)
	$(2,854)	$(4,624)	$(2,539)	$(5,517)

14	Q2-2014